EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES (Amounts in millions, except ratios)

	Nine Months Ended				Year Ended
	September 30				December 31
	2011	2010	2010	2009	2008	2007	2006

Income from continuing operations	$4,999	$3,435	$4,641	$3,202	$7,299	$5,147	$4,238

Subtract:
Net income attributable to noncontrolling interest	―	(58)	(72)	(51)	(116)	(75)	(111)
Adjusted income from equity investments (a)	(68)	(60)	(60)	(88)	(84)	(28)	(52)
	4,931	3,317	4,509	3,063	7,099	5,044	4,075

Add:
Provision for taxes on income (other than foreign oil and gas taxes)	1,453	978	1,099	695	2,213	1,577	1,545
Interest and debt expense (b)	104	92	116	140	133	344	297
Portion of lease rentals representative of the interest factor	41	42	57	57	58	60	52
	1,598	1,112	1,272	892	2,404	1,981	1,894
Earnings before fixed charges	$6,529	$4,429	$5,781	$3,955	$9,503	$7,025	$5,969

Fixed charges:
Interest and debt expense including capitalized interest (b)	$164	$153	$203	$218	$201	$403	$352
Portion of lease rentals representative of the interest factor	41	42	57	57	58	60	52
Total fixed charges	$205	$195	$260	$275	$259	$463	$404

Ratio of earnings to fixed charges	31.85	22.71	22.23	14.38	36.69	15.17	14.77

Note: Argentine operations have been reflected as held for sale for all periods.
(a)	Represents adjustments to arrive at distributed income from equity investees.
(b)	The nine months ended September 30, 2011 amount excludes a pre-tax charge of $163 million for the early redemption of debt.